SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2018 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	221,721
		(ii)	Nil	59,344
		(iii)	GBP 14.9984	132,234
d)	Aggregated information - Aggregated volume - Price	281,065 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2018 under the Annual Incentive Plan by the Trustee
(iii)  Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	91,685
		(ii)	Nil	34,289
		(iii)	GBP 14.9984	59,269
d)	Aggregated information - Aggregated volume - Price	125,974 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Sale of shares in relation to the transaction described in (i) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	47,545
		(ii)	GBP 14.9984	11,276
d)	Aggregated information - Aggregated volume - Price	47,545 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2018 under the Annual Incentive Plan by the Trustee
(iii)       Sale of shares in relation to the transaction described in (i) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	119,407
		(ii)	Nil	38,511
		(iii)	GBP 14.9984	9,363
d)	Aggregated information - Aggregated volume - Price	157,918 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Prieskorn
2	Reason for the notification
a)	Position/status	Chief Executive Officer of Jackson Holdings LLC (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Sale of shares in relation to the transaction described in (i) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	44,252
		(ii)	GBP 14.9984	18,474
d)	Aggregated information - Aggregated volume - Price	44,252 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2018 under the Annual Incentive Plan by the Trustee
(iii)       Sale of shares in relation to the transactions described in (i) & (ii) above only to cover withholding tax and fees

	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	51,293
		(ii)	Nil	21,902
			GBP 14.9984	34,437
d)	Aggregated information - Aggregated volume - Price	73,195 GBP 14.9984
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2018 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2019 under the PCA Deferred Bonus Plan by the Trustee
(iii)       Acquisition of shares for nil consideration following the release of an award made in 2018 under the PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	8,360
		(ii)	Nil	46,634
		(iii)	Nil	23,752
d)	Aggregated information - Aggregated volume - Price	78,746 N/A
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	305,382
		(ii)	GBP 15.05	28,074
d)	Aggregated information - Aggregated volume - Price	333,456 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	126,245
		(ii)	GBP 15.05	24,570
d)	Aggregated information - Aggregated volume - Price	150,815 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)        Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	111,215
		(ii)	GBP 15.05	24,889
d)	Aggregated information - Aggregated volume - Price	136,104 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	165,836
		(ii)	GBP 15.05	33,225
d)	Aggregated information - Aggregated volume - Price	199,061 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	72,159
		(ii)	GBP 15.05	15,773
d)	Aggregated information - Aggregated volume - Price	87,932 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 15.05	52,679
		(ii)	GBP 15.05	6,657
d)	Aggregated information - Aggregated volume - Price	59,336 GBP 15.05
e)	Date of the transactions	2021-05-17
f)	Place of the transactions	London Stock Exchange

Additional information

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance and retirement and asset management solutions. Prudential plc has 17 million life customers in its Asia and Africa businesses and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary